UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission file number 000-23189

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROBINSON COMPANIES

RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C.H. ROBINSON WORLDWIDE, INC.

8100 South Mitchell Road

Eden Prairie, MN 55344-2488

Robinson Companies

Retirement Plan

Financial Statements as of and for the

Years Ended December 31, 2006

and 2005, Supplemental Schedule

as of December 31, 2006, and

Report of Independent Registered

Public Accounting Firm

ROBINSON COMPANIES RETIREMENT PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of

Robinson Companies Retirement Plan:

We have audited the accompanying financial statements of the Robinson Companies Retirement Plan (the “Plan”) as of and for the years ended December 31, 2006 and 2005, listed in the table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Robinson Companies Retirement Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 29, 2007

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Non-interest-bearing cash	$8,430	$9,215
Participant-directed investments — at fair value	238,250,333	185,070,755
Contributions receivable:
Employer	18,103,323	16,609,315
Participant	497,751	398,186
Accrued investment income receivable	103,048	58,926
Dividend receivable		1,047,240

Total assets	256,962,885	203,193,637

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	256,962,885	203,193,637
Adjustments from fair value to contract value for fully benefit responsive investment contracts (Note 2)	156,255	177,822

NET ASSETS AVAILABLE FOR BENEFITS	$257,119,140	$203,371,459

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS — Additions to net assets attributed to:
Contributions:
Employer	$26,952,672	$23,467,616
Participant	15,518,347	12,259,532
Rollover	642,756	534,866
Net realized and unrealized appreciation in fair value of investments (Note 3)	9,034,444	7,700,649
Interest and dividend income	16,253,979	8,109,468

Total additions	68,402,198	52,072,131

DEDUCTIONS — Deductions to net assets attributed to:
Benefits paid to participants	14,592,866	10,274,108
Administrative fees	61,651	73,528

Total deductions	14,654,517	10,347,636

NET INCREASE	53,747,681	41,724,495
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	203,371,459	161,646,964

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$257,119,140	$203,371,459

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF THE PLAN

General — C.H. Robinson Worldwide, Inc. (the “Company”) established the Robinson Companies Retirement Plan (the “Plan”), a defined contribution plan, to provide retirement income and other benefits to eligible employees of the Company and certain affiliates under a single profit-sharing plan with multiple, affiliated, and sponsoring employers. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Operation of the Plan — The Plan is administered by officers/employees of the Company (the “Advisory Committee”). Ameriprise Trust Company (“Ameriprise” or the “trustee”) is the trustee and recordkeeper of the Plan. Ameriprise is responsible for holding the assets of the Plan, executing investment transactions, and making distributions to participants. Administrative fees of the Plan, including trustee and investment advisory fees, are paid primarily by the Plan, with certain expenses paid directly by the Company (see Note 8).

Contributions — Participants may contribute up to 50% of their pre-tax compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations, which was $15,000 and $14,000 for 2006 and 2005, respectively, with an additional amount of up to $5,000 and $4,000 for 2006 and 2005, respectively, for “catch-up” contributions. The Company makes both a discretionary profit-sharing contribution and an employer matching contribution. The Board of Directors determines the Company’s annual contribution to the Plan on a discretionary basis. Under the terms of the Plan, the annual contribution amount cannot exceed the maximum amount allowable as a deduction in computing the Company’s consolidated taxable income. The formula for the matching contribution is 100% of the first 4% of recognized compensation of total eligible participants in 2006 and 2005. The Company made matching contributions to the Plan of $9.1 million in 2006 and $6.8 million in 2005.

The profit-sharing amount is equal to 7% and 8% of total recognized compensation of eligible participants for 2006 and 2005, respectively. The Company added $17.8 million to the Plan as part of profit sharing in 2006, and $16.4 million in 2005.

Participation and Vesting — Each employee who has completed 1,000 hours of service within the Plan year and has been employed by the Company or one of its participating affiliates for 12 months is eligible to be a participant of the discretionary profit-sharing portion of the Plan on the first day of the following January or July. Each employee who has completed 30 consecutive days of service with the Company or one of its participating affiliates is eligible to be a participant of the retirement savings portion of the Plan. An employee is eligible to participate in the matching contribution portion of the Plan upon completion of the same requirements as the profit-sharing portion as outlined above.

The Plan has an enrollment feature, which allows the employee to set the deferral rate each pay period. The discretionary employer matching contribution is made by the Company. Amounts forfeited by former participants are first used to restore rehired participants, to reduce employer matching contributions, to reduce employer discretionary contributions, to reduce Plan expenses, or to correct errors, omissions, and exclusions. Participants are 100% vested in their contributions as well as employer matching contributions at all times. Employer profit-sharing contributions vest over a five-year cliff vesting schedule, as detailed below.

When the participant has completed the following years of vesting service:	The vested portion of the participant’s employer profit-sharing account will be:
Less than 5 years	0%
5 years or more	100

A participant’s account is also fully vested and nonforfeitable when the participant attains age 60, is permanently disabled, or dies during employment; if the Plan is terminated; or if there is a complete discontinuance of contributions by the Company under the Plan.

Gains or losses in the value of the assets and investment income of the Plan during the year are allocated to each participant based on the value of each participant’s account.

Forfeited Accounts — At December 31, 2006 and 2005, forfeited nonvested accounts totaled $1,926,216 and $237,914, respectively. These accounts may be used to reduce future employer contributions and pay Plan expenses. During the years ended December 31, 2006 and 2005, employer contributions were reduced by $1,309,790 and $49,832, respectively, from forfeited nonvested accounts.

Participant Loans — Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to prime rate as published by The Wall Street Journal for the last business day of the calendar month preceding the calendar month in which the loan is granted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — Upon termination of employment, retirement, reaching age 59-1/2, death, or disability, a participant, or in the case of death, the participant’s beneficiary, will receive upon request the vested portion of the amounts credited to the participant’s account in a lump-sum payment. Benefit payments are recorded upon distribution.

Investments — Each participant elects the amount of his or her account balance to be invested in the respective available investment funds. Participants are able to direct their investments into eight different investment funds, the Company’s stock, or into self-directed investment options.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the Common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances.

The RiverSource Income Fund II invests in the RiverSource Income Fund I that is a stable value fund that may invest in traditional insurance investment contracts, U.S. government and agency securities, asset-backed securities, and collective investment funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Adoption of new Accounting Guidance — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents direct or indirect investments in investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit responsive contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits at contract value as of December 31, 2006 and 2005, are as follows:

	2006	2005
Riversource Trust Equity Index Fund I *	$45,606,260	$37,937,564
Riversource Trust Core Balanced Fund II *	18,599,836	15,835,025
Hotchkis & Wiley Small Cap Value Fund	30,289,320	27,680,957
MFS Inst. International Equity Fund	41,789,039	26,736,140
Boston Partners Mid-Cap Fund	26,953,499	22,102,410
Riversource Trust Income Fund II *	25,480,024	18,631,272
C.H. Robinson Worldwide, Inc. common stock *	22,856,324	17,005,025

The RiverSource Trust Income Fund II is shown at contract value for 2006 and 2005 above as the 5% is based on statement of net assets available for benefit, which is presented at contract value; however, the RiverSource Trust Income Fund II is shown at fair market value on the supplemental schedule of assets held at December 31, 2006. See Note 2 for adoption of new accounting guidance and the impact on the financial statements.

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Common Collective Trusts:
Riversource Trust Equity Index Fund I*	$6,118,105	$1,708,685
Riversource Trust Income Fund II*	996,061	647,060
Riversource Trust Core Balanced Fund II*	1,896,539	566,911
Registered Investment Companies:
MFS Inst. International Equity Fund	4,587,049	2,104,886
Tamarack Mid Cap Growth Fund	(746,650)
Phoenix-Seneca Mid-Cap “Edge” Fund	588,447	104,604
UM Small Cap Growth Fund	(92,904)	8,422
Boston Partners Mid-Cap Fund	(3,553,186)	(815,135)
Hotchkis & Wiley Small Cap Value Fund	(2,115,065)	(824,594)
Common Stock — C.H. Robinson Worldwide, Inc. common stock*	1,356,048	4,199,810

Net appreciation in fair value of investments	$9,034,444	$7,700,649

*	Known party-in-interest

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Ameriprise serves as trustee, custodian, and investment manager for the Common collective trust funds available for investment. Ameriprise is also the trustee for the Plan and, therefore, the transactions qualify as party-in-interest transactions. According to the Department of Labor’s Rules and Regulations, these transactions are exempt party-in-interest transactions.

The Plan also holds 558,971 and 695,930 shares in the Company’s common stock as of December 31, 2006 and 2005, respectively. In addition, the Plan recorded $336,061 and $125,563 in dividend income from the investment in the Company’s common stock as of December 31, 2006 and 2005, respectively.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time, subject to the Plan’s provisions and ERISA regulations. In the event the Plan is terminated, each participant shall become fully vested and shall be entitled to a benefit equal to the value of his or her account.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated April 10, 2002, that the Plan and related trust were designed in accordance with applicable sections of the IRC. The Company and plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2006 and 2005:

	2006	2005
Net assets available for benefits per the financial statements	$257,119,140	$203,371,459
Deemed loan activity		(22,352)
Adjustment to contract value for investment contracts	(156,255)	(177,822)
Dividend receivable		(1,047,240)

Net assets available for benefits per Form 5500	$256,962,885	$202,124,045

For the years ended December 31, 2006 and 2005, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

	2006	2005
Total net investment income per the financial statements	$25,288,423	$15,810,117
Adjustment to contract value for investment contracts	(156,255)	(177,822)
Add prior year dividend receivable	1,047,240

Total earnings on investments per the Form 5500	$26,179,408	$15,632,295

For the years ended December 31, 2006 and 2005, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

	2006	2005
Total distributions to participants per the financial statements	$14,592,866	$10,274,108
Less deemed loan activity	(22,352)

Total distributions to participants per the Form 5500	$14,570,514	$10,274,108

8.	SUBSEQUENT EVENTS

Effective April 2, 2007, the Plan changed its trustee and record keeper from Ameriprise Trust Company to Wachovia Trust Company due to acquisition of Ameriprise Trust Company by Wachovia Trust Company on June 1, 2006. As a result of the acquisition, the participant balances were transferred to Wachovia Trust Company on April 2, 2007.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO

THE REQUIREMENTS OF FORM 5500

EIN #41-0680048

Plan #001

ROBINSON COMPANIES RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (Held at End of Year)

AS OF DECEMBER 31, 2006

Description	Current Value
Common Collective Trusts:
Riversource Trust Income Fund II*	$25,323,769
Riversource Trust Core Balanced Fund II*	18,599,836
Riversource Trust Equity Index Fund I*	45,606,260
Riversource Trust Money Market Fund II*	661,297
Registered Investment Companies:
Hotchkis & Wiley Small Cap Value Fund	30,289,320
UM Small Cap Growth Fund	6,431,981
Tamarack Mid Cap Growth	7,052,405
MFS Inst. International Equity Fund	41,789,039
Boston Partners Mid-Cap Fund	26,953,499
Common Stock — C.H. Robinson Worldwide, Inc. common stock*	22,856,324
Self-Directed Account	7,113,455
Participant loans* (interest rates range from 4.00% to 9.50% and maturity dates range from 2005 to 2016)	5,573,148

TOTAL	$238,250,333

*	Known party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROBINSON COMPANIES RETIREMENT PLAN

By:	C.H. ROBINSON WORLDWIDE, INC. the Principal Sponsor

	By:	/s/ Troy A. Renner
Troy A. Renner Treasurer

Date: June 29, 2007